ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

04046017

August 5, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release Dated August 4th, 2004 - New Structure and Executive Appointments

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO GROUP
NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

August 4, 2004

ATCO Group Announces New Structure and Executive Appointments

Calgary, Alberta: The Boards of Directors of ATCO Ltd. and Canadian Utilities Limited have announced a new structure for the ATCO Group and changes to executive roles and responsibilities.

The new structure will consolidate and reduce the number of business groups, and will provide more synergies and efficiencies between the operating companies under the direction of two Managing Directors and one President. Changes take place in conjunction with the pending retirements of Mr. Dick Frey, Managing Director, Utilities and Mr. Walter Kmet, Managing Director, Industrials.

Michael M. Shaw is named Managing Director, Global Enterprises responsible for Logistics and Industrials, which includes ATCO Frontec, ATCO Structures and ATCO Noise Management, as well as Energy Services and Technologies, which includes ATCO Midstream and ATCO I-Tek.

Siegfried W. Kiefer is named Managing Director, Utilities and Chief Information Officer, ATCO Group. Included in the Utilities Group are ATCO Gas, ATCO Pipelines and ATCO Electric.

Gerry W. Welsh, President & Chief Operating Officer, ATCO Power will continue to be responsible for the Power Generation Group.

Mr. Shaw, Mr. Kiefer and Mr. Welsh will report directly to ATCO Group President & Chief Executive Officer, Nancy Southern.

ATCO Group is a premier Canadian group of companies, Alberta based, with more than 7,000 employees actively engaged worldwide in Utilities, Power Generation, Logistics & Industrials and Energy Services & Technologies. More information about ATCO Group can be found at www.atco.com.

For further information, please contact:

Nancy Southern
President & Chief Executive Officer
ATCO Group
(403) 292-7561